SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 2, 2008
(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1): Yes _____ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7): Yes _____ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): ___N/A___



Press Release
FOR IMMEDIATE DISTRIBUTION

TELEFÓNICA CHILE MOVES TOWARD ADOPTING THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Santiago, Chile - September 30, 2008 – As part of the ongoing process to converge all Chilean issuers to the International Financial Reporting Standards (IFRS), Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or the "Company") today announced that, in compliance with the standards of the Securities and Insurance Supervisor (SVS) (OFC 457), as of September 30, 2008, the Company has submitted the following information:
 (i)   an "equity reconciliation" report as of 01.01.2008, with preliminary estimates of the effects of IFRS on the Company's Financial Statements
 (ii)   a report detailing main accounting policies to be adopted under IFRS; and,
 (iii) a functional currency report.

In compliance with the SVS's regulations to converge to IFRS, Telefónica Chile has decided to adopt IFRS starting January 1, 2009, given that the Company currently had a yearly trading volume above 25% as of December 31, 2007, or it has a Directors´ Committee. Therefore, the Company will present its first IFRS starting March 2009, comparing the same period of 2008.

Aiming to report to the local and foreign market under a single set of financial statements, Telefonica Chile S.A. transition year to IFRS is 2004. The Company has prepared its financial statements under IFRS since this year to consolidate its financial statements with those of its parent company (Telefónica S.A.). As a consequence, enhanced transparency and reporting efficiency are expected.

The proposed change is solely an accounting procedures and recording change, which does not affect our business development, nor the cash flow or financial liabilities. Likewise, the Company has decided not to modify its current dividends policy. The aforementioned adjustments are solely related to the change in accounting standards from Generally Accepted Accounting Principles in Chile (CH GAAP) to IFRS.

The main differences between IFRS and CH GAAP for Telefónica Chile are:

 (i)   Price-Level restatement: IFRS does not consider inflation indexation for countries that are not hyperinflationary, like Chile. Therefore, with the adoption of IFRS in 2009, the income statement and balance sheet accounts will not be adjusted for inflation, and variations will be in nominal basis. Consequently, the monetary restatement applied under CH GAAP to non-monetary assets and liabilities since the inception of the accounting balances as of December 31, 2004 and up to its first application must be eliminated. The effect of monetary restatement mainly affects assets, depreciation and shareholders' equity.

 (ii)   Capitalized interest: Under IFRS, financial interests related to asset generation are not capitalized to date. Therefore, financial interests related to investment projects, which were capitalized by the Company until 2002 must be reversed.

(iii) Deferred taxes – Complementary accounts: Under IFRS deferred taxes are recognized as a expenses or income in the balance's period in which they were generated, like in CH GAAP. However, this criteria was adopted in CH GAAP since 2000. Then, the Company had to recognize deferred taxes accumulated prior to 2000 in a complementary liabilities account in the balance sheet, which is being amortized under CH GAAP. Under IFRS, said complementary account does not exist, and thus, the balance should be reversed, affecting long-term liabilities and shareholders' equity up to January 1, 2008.

In addition, the Company presented to the SVS a report with the main accounting policies under IFRS, detailing valuation of assets, liabilities, shareholders' equity and income statement accounts, among others (the complete document can be viewed at www.telefonicachile.cl in the investors section, or at the SVS website).

As per the functional currency report, the "Chilean peso" has being identified as the Company's functional currency given that selling prices and costs of supplying products and services are fundamentally influenced by said currency.

All the information filed with the SVS, will be available in our webpage: www.telefonicachile.cl (investors section) and for further information, please contact:

Verónica Gaete
María José Rodríguez
Diego Sáenz
TELEFÓNICA CHILE
Tel.: 562-691-3867
E-mail:
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Lucia Domville
GRAYLING GLOBAL
Tel: 646-284-9416
E-mail: ldomville@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list on the New York Stock Exchange(NYSE), is the largest telecommunications company in Chile, and provides local service, as well as domestic and international long distance at a national level. In addition, the Company provides broadband and data transmission services, commercialization of equipment and value added services.

This press release contains certain estimations as understood by the Private Securities Litigation Reform Act of 1996, including but not limited to expectations regarding the performance of Compañía de Telecomunicaciones de Chile S.A. during the quarter. Estimations can also be identified in expressions such as "it is believed ", "it is expected", "it is anticipated", "it is projected", "it is intended", "should", "seeks to", "is foreseen", "future", or other similar expressions. The estimations included in this press release are based on current expectations, although real results could differ significantly from anticipated future results due to various factors, many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. The factors that could cause the real results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ significantly from the expected results include, among others, changes in the Chilean regulatory framework, impact of greater competition and other factors beyond the control of Compañía de Telecomunicaciones de Chile S.A..

Exhibit

i) The main adjustments due to convergence to IFRS presented in the shareholders' equity reconciliation note filed with the SVS are as follows:

Shareholders' Equity Reconciliation Note Summary
Adjustments made to the Consolidated Balance Sheet as of January 01, 2008 to change from CH GAAP to IFRS

Ch$ million as of 01.01.2008	CH GAAP	ADJUSTMENTS	IFRS	Note
Assets				**(1)**
Current Assets	352,577	(2,629)	349,948	
Property, Plant and Equipment	1,257,311	(201,886)	1,055,425	
Other Assets	75,027	(16,636)	58,391	
Liabilities				**(2)**
Current Liabilities	333,798	3,859	337,657	
Long-term Liabilities	444,303	57,413	501,716	
Shareholders' Equity (*)	906,815	(282,424)	624,391	**(3)**

(*) Minority interest included

(1). Assets are mainly affected by reversal of price-level restatement of property, plant and equipment. IFRS adjustments represent a 13.1% reduction in total assets under CH GAAP.

(2). The main adjustment affecting liabilities was the reversal of the deferred tax complementary account to be amortized, which represents a 7.9% increase when compared to liabilities under CH GAAP**.**

(3). The main adjustments to shareholders' equity was the reversal of price-level restatement of paid-in capital and adjustments to assets and liabilities, mainly related to reversal of price-level restatement, capitalized interests and taxes that affect shareholders' equity in the retained earnings line.

It should be noted that this change is a solely an accounting procedure and recording change that does not affect the business development. The figures presented correspond to preliminary estimated effects of the adoption of IFRS in the Financial Statements as of January 01, 2008, and do not consider adjustments corresponding to the operation in 2008, which will be included in the first application in 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 2, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ **Isabel Margarita Bravo C.**

Name: Isabel Margarita Bravo C.
Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or resul ts will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.